Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
ANNOUNCEMENT
QUALIFIED ACCOUNTANT WAIVER

The Company has obtained a 3-year conditional Waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant.
Guangshen Railway Company Limited (the “Company”) has obtained a 3-year conditional waiver (the “Waiver”) from The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) relating to the requirement for the Company to appoint a qualified accountant, on conditions that during the period covered by the Waiver, Mr. Yao Xiaocong (“Mr Yao”), the qualified accountant of the Company, is able to meet all the requirements of Rule 3.24 of the Listing Rules (except that he is not a fellow or an associate member of the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA); and the Company has engaged Mr. Choy Mun Kei, Kenneth (“Mr Choy”), who is a certified public accountant in Hong Kong recognized by HKICPA, to assist Mr. Yao during the period of the Waiver.
The duration of the Waiver commenced from 1 January 2008 and will cease (i) on 31 December 2010, being the expiry date of 3 years commencing from 1 January 2008; or (ii) when Mr Choy is no longer able to assist Mr Yao, whichever is earlier. Mr Yao, the chief accountant of the Company, has been the qualified accountant of the Company since August 2004.
By Order of the Board of the Company
He Yuhua
Chairman
Shenzhen, the PRC
18 April 2008
As at the date of this announcement, the Board of the Company consists of:
Executive Directors
He Yuhua
Yang Yiping
Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming
Yang Jinzhong
Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai